EXHIBIT 99.15

Media Release
Rio Tinto’s Argyle Pink Diamonds™ and West Australian Ballet announce 2026 Rare Gem recipient
24 April 2026

PERTH, Australia -- Rio Tinto’s Argyle Pink DiamondsTM business has announced the 2026 recipient of its unique Rare Gem partnership with West Australian Ballet, the oldest ballet company in Australia.
Young Artist Isabella Toscari will be Argyle Pink Diamonds’ Rare Gem for 2026. A passionate dancer and Western Australian, Isabella will Isabella will perform with West Australian Ballet throughout Season 2026, including in their mainstage seasons and national tour.
The Rare Gem partnership provides 12 months of tuition for elite dancers from West Australian Ballet’s Young Artists Program, enabling them to continue to develop and gain valuable experience on the stage, readying them for a professional ballet career.
Lauren Major, Executive Director of West Australian Ballet said: “We are delighted to partner for the second year with Rio Tinto’s Argyle Pink Diamonds business through their Rare Gem partnership. Isabella is such a worthy recipient of this affiliation with the rarity and beauty of an iconic Western Australian treasure, the Argyle Pink Diamond.”
Rio Tinto Diamonds General Manager Sales and Marketing Patrick Coppens said: “We are honoured to share the passion for Argyle Pink Diamonds through the Rare Gem partnership. This collaboration with West Australian Ballet is a fitting expression of what beauty and transformation means to both companies. We congratulate Isabella on being our 2026 Rare Gem and we look forward to being part of her special year.”

Media Release

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